SELECT ASSET FUND, SERIES 1, INC.

                     Statement of Assets and Liabilities

                               June 30, 1998

                                (Unaudited)

                   Assets
Investments, at value (@ cost $173,902,923)                 $     341,697,844
Dividends receivable                                                  246,142
Interest receivable                                                    13,542
Prepaid expenses                                                        9,480
Receivable for securities sold - unsettled trades                     187,545

   Total Assets                                                   342,154,553


                 Liabilities
Cash                                                                      315
Accrued expenses                                                       90,299
Notes payable                                                          94,900
Payable for securities purchased - unsettled trades                 2,350,818
Accrued interest expense                                                2,096

   Total Liabilities                                                2,538,428

   Net Assets                                               $     339,616,125


Net assets are represented by:
Common stock at par value, $.01 per share, 199,991,500 shares
     authorized, 50,169,191.77 shares issued and outstanding          501,692
Additional paid-in capital                                        171,319,512
Net unrealized appreciation of investments                        167,794,921

   Net Assets                                               $     339,616,125

   Net asset value per common shares outstanding            $            6.77


See accompanying notes to the financial statements.


                      SELECT ASSET FUND, SERIES 1, INC.

                          Statement of Operations

              For the period from January 1, 1998 to June 30, 1998

                                (Unaudited)



Investment income:
       Dividend income                                      $       4,354,629
       Interest income                                                 92,362

         Total investment income                                    4,446,991

Expenses:
   Administration fees (Note 2)                                        55,000
   Investment management fee (Note 2)                                  15,624
   Independent auditors                                                20,339
   Rating agencies fees                                                 5,667
   Insurance                                                            5,248
   Interest expense                                                     3,904
   Directors fees and expenses                                          3,570
   Legal fees                                                           2,170
   Other expenses                                                         625

        Total expenses                                                112,147

        Net investment income                                       4,334,844

Net realized and unrealized gains on investments:
   Net realized gain on investments:
        Proceeds from sales                 $   709,334,325
        Cost of securities sold                (328,182,125)
                                                                  381,152,200
   Unrealized appreciation of investments:
        Beginning of period                     420,444,672
        End of period                           167,794,921
   Increase in net unrealized appreciation of investments        (252,649,751)

        Net increase in net assets resulting
           from operations                                  $     132,837,293

See accompanying notes to the financial statements.

                      SELECT ASSET FUND, SERIES 1, INC.

                     Statement of Changes in Net Assets

             For the period from January 1, 1998 to June 30, 1998

                  and for the year ended December 31, 1997

                                (Unaudited)

                                               For the six
                                              months ended        For the
                                              June 30, 1998     year ended
                                               (UNAUDITED)   December 31, 1997
From operations:
   Net investment income                    $     4,334,844        16,686,552
   Net realized gain on investments             381,152,200       142,877,298
   Net change in unrealized appreciation
        on investments                         (252,649,751)      105,149,064

Increase in net assets resulting from
   operations                                   132,837,293       264,712,914

Dividends from net investment income:
   Auction market preferred stock                         0       (15,743,802)
   Common stock                                  (4,334,844)         (942,750)
                                                 (4,334,844)      (16,686,552)

Distributions from net realized gains:
   Common stock                                (381,152,200)     (144,682,320)

Decrease in net assets resulting from
   distibutions to stockholders                (385,487,044)     (161,368,872)

Increase (decrease) from capital transactions:
   Issuance of auction market preferred stock             0       100,000,000
   Issuance of common stock                               0       421,000,071
   Capital contribution from common stockholder 144,895,322                 0
   Redemption of auction market preferred
      stock                                               0      (400,000,000)
   Distribution of capital to common
      stockholder                              (307,970,579)     (280,010,783)
                                               (163,075,257)     (159,010,712)
Total increase (decrease) in net assets        (415,725,008)      (55,666,670)

Net assets:
   Beginning of period                          755,341,133       811,007,803

   End of period                            $   339,616,125       755,341,133


See accompanying notes to the financial statements.

               SELECT ASSET FUND, SERIES 1, INC.

               Notes to the Financial Statements

                         June 30, 1998

                          (UNAUDITED)






1.   Organization and Significant Accounting Policies

The Select Asset Fund, Series 1 Inc. (the "Fund") is registered as a diversified, closed-end management investment company under the Investment Company Act of 1940, as amended.
The Fund commenced investment operations on March 4, 1993.

The Fund's objective is long-term capital appreciation with income as a secondary objective. The Fund's investments consist primarily of common stocks of large and medium capitalization U.S. companies. The Fund's investment portfolio must conform to certain rating agency asset coverage tests so long as the Fund has preferred stock outstanding.

The following is a summary of significant accounting policies consistently followed by the Fund in preparation of its financial statements.

Security Valuation

Investments in securities traded on a national securities exchange (or reported on the Nasdaq national market) are valued at the last reported sales price on the primary exchange. Temporary investments are valued at amortized cost which approximates fair value.

Security Transactions

Security transactions are accounted for on a trade date plus one business day basis which does not differ materially from a trade date basis. The cost of securities sold is determined using the identified cost method. Dividend income is recorded on ex-dividend date and interest income is recorded on the accrual basis.

Federal Income Taxes

It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and distribute its taxable income to shareholders. Therefore, no provision for Federal income tax is required.

Distribution of Income and Gains

The Fund distributes substantially all of its taxable income in excess of the dividends paid to the preferred stockholders to the common stockholder. Dividends to the common
stockholder are declared and paid at least annually.   Net
capital gains, if any, are generally distributed annually.

The character of income and gains to be distributed is determined in accordance with income tax regulations which may differ from generally accepted accounting principles. Amounts distributed in excess of taxable income and net realized gains, if any, are considered a return of capital.

1.   Organization and Significant Accounting Policies
     (continued)

Use of Estimates

Estimates and assumptions are required to be made regarding assets, liabilities and changes in net assets resulting from operations when financial statements are prepared. Changes in the economic environment, financial markets and any other parameters used in determining these estimates could cause actual results to differ from these amounts.

2.   Related Party Transactions

A collective trust fund for employee benefit plans is the sole common stockholder of the Fund. Certain officers and directors of the Fund are affiliated with the common stockholder. No fees or expenses were paid to the affiliated officers and directors.

In February 1997, the Fund issued 1,295,889.3 shares of common stock for $421,000,071.

For the period ended June 30, 1998 and the year ended December
31, 1997, dividend and capital gain distributions to the common stockholder were $385,487,044 and $145,625,070 respectively.

During the six months ended June 30, 1998 and the year ended
December 31, 1997, return of capital distributions to the common stockholder amounted to approximately $308,000,000 and approximately $281,000,000, respectively.

Comerica Bank serves as both custodian and administrator for the Fund and receives a fee based on 0.06% of net assets outstanding at the end of the fiscal year. An affiliate of Comerica Bank serves as investment advisor to the Fund. The annual investment management fee is 0.01% of average equity investments. The administration and management fees are calculated and accrued on a monthly basis and generally paid on a quarterly basis.

3.   Investment Transactions

The aggregate cost of securities purchased and the aggregate proceeds of securities sold excluding short-term securities, for the six months ended June 30, 1998 were $25,669,991 and $709,334,325, respectively.

As of June 30, 1998, the aggregate gross unrealized appreciation and depreciation of investments for Federal income tax purposes, were $174,101,020 and $6,306,099, respectively.

4.   Auction Market Preferred Stock ("AMPS")

In February 1997 the Fund issued $100 million of AMPS.

During 1997, the Fund redeemed 1000 shares of Series A, 1000 shares of Series B, 1000 shares of Series C and 1000 shares of Series D AMPS.

Each series of AMPS is redeemable at the option of the Fund in whole, but not in part, at a price of $100,000 per share plus accumulated and unpaid dividends. Dividends are cumulative from the date of original issue and are paid every 49 days at a rate set through Dutch Auction. The Fund is subject to certain asset coverage tests, and the AMPS are subject to mandatory redemption if the tests are not met.

In addition, the AMPS are subject to mandatory redemption if the Fund ceases to qualify as a regulated investment company or if Merrill Lynch, Pierce, Fenner & Smith Incorporated ceases to be the broker dealer. The liquidation value under
mandatory redemption of the   AMPS is $100,000 per share plus
accumulated and unpaid dividends.

5.   Notes Payable

As of June 30, 1998, the Fund had $94,900 of principal notes outstanding to investors. The notes due on March 4, 2018, bear interest at a floating rate. The interest rate, which resets annually, is set at the one-year U.S. Treasury bill rate plus 2.50%. As of June 30, 1998, the Fund was paying interest at 7.90% per annum.

6.   Year 2000 (Unaudited)

Like other mutual funds, financial and business organizations and individuals around the world, the Fund could be adversely affected if the computer systems used by the advisor/administrator and other service providers do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem". The advisor/administrator is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to computer systems that it uses and to obtain reasonable assurances that comparable steps are being taken by the Fund's other major service providers. At this time, however, there can be no assurance that these steps will be sufficient to avoid any adverse impact to the Fund.




                      SELECT ASSET FUND, SERIES 1, INC.

                            Financial Highlights

                                 For the six
                                 months ended     Year ended December 31,
                                 June 30,1998  1997    1996    1995    1994

For a share of common stock outstanding
     throughout the period:
 Net asset value,
     beginning of period              15.06   10.46   13.16   10.07   10.66
 Net investment income                 0.09    0.33    0.31    0.45    0.49
 Net realized and unrealized gains
    (losses) on investments            2.56    4.67    2.77    5.58   (0.36)
      Total from investment
            operations                 2.65    5.00    3.08    6.03    0.13
Capital contribution                   2.89    8.39    0.00    0.00    0.00
Less distributions from net investment income:
 Common stock equivalent of dividends
    paid to AMPS holders               0.00   (0.31)  (0.21)  (0.37)  (0.25)
 Dividends paid to common
    shareholders                      (0.09)  (0.02)  (0.10)  (0.08)  (0.37)
Less distributions from net net realized gains:
 Common stock equivalent of dividend   0.00    0.00    0.00    0.00   (0.05)
    paid to AMPS holders
 Dividends paid to common
    sharesholders                     (7.60)  (2.88)  (0.03)  (0.43)  (0.05)
Less distributions from paid-in capital:
 Return of capital to common
    stockholders                      (6.14)  (5.58)  (5.44)  (2.06)   0.00
      Total distributions            (13.83)  (8.79)  (5.78)  (2.94)  (0.72)
Net asset value, end of period        $6.77  $15.06  $10.46  $13.16  $10.07
Total investment return               17.59%  32.64%  23.40%  59.88%   1.22%(1)
Ratios/supplemental data:
 Net assets at end of period (000s) 339,616  755,341 811,008 643,340 556,056
 Average net assets (000s)          543,676 1010,072 722,492 603,102 692,062
Ratio of expenses to average net assets
     applicable to common stock (3)    0.02%   0.17%   0.21%   0.16%   0.15%(2)
Ratio of net investment income to
     average net assets applicable
     to common stock (3)               0.80%   1.65%   2.11%   2.39%   2.17%(2)
Portfolio turnover                     4.72%  12.02%   3.34%  16.36%   9.83%
Average commissions paid on equity
     securities transactions (4)    $0.0023 $0.0431  $0.0050    0.00    0.00
Asset coverage per AMPS share
 end of period                            0       0 $270,336       0 $222,422
AMPS shares outstanding                   0       0   3,000        0   2,500
Asset coverage for notes payable,
 end of period                       357867% 796034% 837053%  65740% 568084%
Notes payable, end of period         $94,900 $94,900 $96,900 $97,900 $97,900

 (1)Total investment return for the period; not annualized.
 (2)Annualized.
 (3)Ratios are calculated on the basis of income and expenses applicable to both the common and preferred stock relative to the average net assets of the common stockholder. Ratios do not reflect the effect of dividend payments to the AMPS holders. Ratios from 1996 and years prior have restated to exclude the effect of dividend payments to AMPS holders.
 (4)For fiscal years beginning on or after September 1, 1995, a fund is required to disclose its average commision rate per share for trades on which commissions are charged.

See accompanying notes to financial statements.

                                    SELECT ASSET FUND, SERIES 1, INC.

                                        Portfolio of Investments

                                             June 30, 1998

                                               (Unaudited)
    No. of
    Shares                                             Market Value

COMMON STOCK

   BUILDING AND CONSTRUCTION                        2.34%

                   BUILDING MATERIALS

      21,700  CHAMPION INTL CORP                            1,067,368.75
       1,400  GEORGIA PACIFIC CORP                             82,512.50

      24,300  HOME DEPOT                                    2,018,418.75
      31,400  LOUISIANA PAC CORP                              573,050.00
       9,000  MASCO CORP                                      544,500.00

       3,800  OWENS CORNING                                   155,087.50

                   PAINT AND FLAT GLASS

       4,700  PPG INDUS INC                                   326,943.75
      10,700  SHERWIN WILLIAMS CO                             354,437.50

                   INDUSTRIAL CHEMICALS

      20,400  GREAT LAKES CHEM CRP                            804,525.00
       8,900  ROHM & HAAS CO                                  925,043.75


                   MISCELLANEOUS
      20,300  FLUOR CORP                                    1,035,300.00

       2,500  FOSTER WHEELER CORP                              53,593.75
       1,700  KAUFMAN & BROAD HOME CORP                        53,975.00


         TOTAL BUILDING AND CONSTRUCTION                   $7,994,756.25

   CHEMICALS AND DRUGS                             10.73%


                   CHEMICALS
      41,100  AIR PRODS & CHEMS INC                         1,644,000.00

      36,900  AMGEN INC                                     2,412,337.50
      19,700  BOSTON SCIENTIFIC CORP                        1,411,012.50
       2,700  DOW CHEMICAL CO                                 261,056.25

       2,900  DUPONT DENEMOURS & CO                           216,412.50
       1,950  EASTMAN CHEMICAL CO                             121,387.50
       9,200  ENGLEHARD CORP                                  186,300.00

       1,700  FMC CORP-NEW                                    115,918.75
         700  HERCULES INC                                     28,787.50
      82,200  MONSANTO CO                                   4,592,925.00

       5,900  MORTON INTERNATIONAL INC                        147,500.00
       3,300  NALCO CHEM CO                                   115,912.50
       5,100  OCTEL CORP                                      101,362.50

       8,900  PRAXIAIR INC                                    416,631.25
       5,100  SIGMA-ALDRICH CORP                              179,137.50
       6,600  UNION CARBIDE CORP                              352,275.00

       6,400  WR GRACE & CO NEW                               109,200.00

                   DRUGS

      14,800  ABBOT LABS                                      604,950.00
       9,000  ALZA CORP CL A                                  389,250.00
      12,200  AMERICAN HOME PRODUCTS                          631,350.00

       9,800  BRISTOL MYERS SQUIBB CO                       1,126,387.50

      20,400  JOHNSON & JOHNSON                             1,504,500.00
      10,900  LILLY ELI & CO                                  720,081.25

      18,600  MERCK & CO., INC                              2,487,750.00
      18,800  PFIZER INC                                    2,043,325.00
      28,070  PHARMACIA & UPJOHN INC                        1,294,728.75

       7,300  SCHERING PLOUGH                                 668,862.50
      73,100  WALGREEN CO                                   3,019,943.75

                   COSMETICS

       8,700  ALBERTO CULVER CO CL B                          252,300.00
       1,100  AVON PRODUCTS INC                                85,250.00

       9,900  INTL FLAVORS & FRAGRANCES                       430,031.25

                   HEALTH PRODUCTS/CARE

      16,100  ALLERGAN INC                                    746,637.50
       3,900  BARD CR INC                                     148,443.75
      12,800  BAUSCH & LOMB                                   641,600.00

       2,600  BAXTER INTL INC.                                139,912.50
       4,900  BECTON DICKINSON & CO                           380,362.50
      51,250  COLUMBIA/HCA HEALTHCARE                       1,492,656.25

      18,600  GUIDANT CORP                                  1,326,412.50
      13,300  TENET HEALTHCARE CORP                           415,625.00
       6,000  U S SURGICAL                                    273,750.00

      54,100  UTD HEALTHCARE CORP                           3,435,350.00

               TOTAL CHEMICALS AND DRUGS                  $36,671,616.25


   CONSUMER PRODUCTS                               13.10%

                   CONFECTIONS AND BEVERAGES

       7,200  ANHEUSER-BUSCH COS                              339,750.00
       3,700  BROWN FORMAN INC CL B                           237,725.00

      81,800  COCA COLA CO                                  6,993,900.00
      29,400  NEWELL CO.                                    1,464,487.50
       6,300  PEPSICO INC                                     259,481.25


                   CONTAINERS
       6,100  AVERY DENNISON CORP                             327,875.00

       2,100  BALL CORP                                        84,393.75
      16,400  CROWN CORK & SEAL INC                           779,000.00
       2,100  OWENS - ILLINOIS INC                             93,975.00

       5,864  SEALED AIR CORP                                 215,494.65
      11,400  STONE CONTAINER                                 178,125.00
       2,600  TEMPLE INLAND INC                               140,075.00


                   PACKAGED FOOD
      99,223  ARCHER DANIELS MIDLAND CO                     1,922,445.63

      13,400  BESTFOODS                                       778,037.50
       5,400  CAMPBELL SOUP CO                                286,875.00
       6,500  CONAGRA                                         205,968.75

       1,700  COORS ADOLPH CO CL B                             57,800.00
       6,800  GENERAL MILLS INC                               464,950.00
       4,300  HEINZ H J CO                                    241,337.50

       6,300  HERSHEY FOODS CORP                              434,700.00
       2,300  KELLOGG CO                                       86,393.75
      40,200  PIONEER HI BRED INTL INC                      1,663,275.00

       2,200  QUAKER OATS CO                                  120,862.50
       5,500  RALSTON-PURINA GROUP                            642,468.75
       2,300  SARA LEE CORP                                   128,656.25

      15,200  SYSCO CORP                                      389,500.00

      18,300  WRIGLEY WM JR CO                              1,793,400.00

                   PAPER

       4,000  AMERICAN GREETINGS CL A                         203,750.00
       2,400  BEMIS CO                                         98,100.00

       6,900  BOISE CASCADE CORP                              225,975.00
       9,800  FORT JAMES CORPORATION                          436,100.00
       4,379  INTERNATIONAL PAPER CO                          188,297.00

       4,680  KIMBERLY CLARK CORP                             214,695.00
      20,000  MEAD CORP                                       635,000.00
       1,100  POTLATCH CORP                                    46,200.00

       3,600  UNION CAMP CORP                                 178,650.00
       9,500  WEYERHAEUSER CO                                 438,781.25

                   PRINTING AND PUBLISHING

       1,600  JOSTENS INC                                      38,600.00
      14,300  KNIGHT-RIDDER INC                               787,393.75

       2,400  MCGRAW-HILL COMPANIES INC                       195,750.00
       9,300  MEREDITH CORP                                   436,518.75
      17,800  NEW YORK TIMES CO CL A                        1,410,650.00

      26,400  TIME WARNER INC                               2,255,550.00
      16,200  TIMES MIRROR CO CL A NEW                      1,018,575.00
      20,100  TRIBUNE CO                                    1,383,131.25

       4,850  WESTVACO CORP                                   137,012.50

                   RECREATIONAL EQUIPMENT

       6,600  BRUNSWICK CORP                                  163,350.00
       5,450  HARRAH'S ENTERTAINMENT                          126,712.50
       4,850  HASBRO INC                                      190,665.63

      29,656  MATTEL INC                                    1,254,819.50

                   SOAPS

       4,000  CLOROX CO                                       381,500.00

                   OTHER CONSUMER PRODUCTS

       4,500  COLGATE PALMOLIVE CO                            396,000.00
       8,000  FORTUNE BRANDS INC                              307,500.00
      31,100  GILLETTE CO                                   1,762,981.25

      24,000  PROCTER & GAMBLE CO                           2,185,500.00
       4,500  RUBBERMAID INC                                  149,343.75
       1,700  SPRINGS INDUS INC                                78,412.50

      14,900  TUPPERWARE CORPORATION                          419,062.50
       4,800  UST INC                                         129,600.00

                   PHOTOGRAPHY

         900  EASTMAN KODAK CO                                 65,756.25
       2,100  POLAROID CORP                                    74,681.25


                   HOUSEHOLD FURN/APPLIANCES
       3,200  ARMSTRONG WORLD IND                             215,600.00

       4,000  MAYTAG CO                                       197,500.00

                   RETAIL

       5,100  FEDERATED DEPT STORES NEW                       274,443.75
      72,400  TJX COS INC (NEW)                             1,746,650.00

                   APPAREL

         915  ABERCROMBIE & FITCH CO A                         40,273.73
      40,043  LIMITED INC                                   1,326,424.38

      14,500  LIZ CLAIBORNE INC                               757,625.00

       7,900  NIKE INC CL B                                   384,631.25
       6,500  V F CORP                                        334,343.75


                   BROADCASTING
       8,324  DISNEY WALT CO                                  874,540.25

       2,800  KING WORLD INC                                   71,400.00

                   MISCELLANEOUS

       9,900  PALL CORP                                       202,950.00

                 TOTAL CONSUMER PRODUCTS                  $44,771,949.52


   DURABLE GOODS                                   28.19%

                   AEROSPACE-AIRCRAFT

      18,168  BOEING CO                                       809,611.50
       6,400  GENERAL DYNAMICS CORP                           297,600.00

       2,820  LOCKHEED MARTIN CORP                            298,567.50
       3,500  NORTHROP GRUMMAN CORP                           360,937.50
       1,600  TEXTRON INC                                     114,700.00

         600  UNITED TECHNOLOGIES CORP                         55,500.00

                   AGRICULTURAL MACHINERY

       2,400  CATERPILLAR INC                                 126,900.00
       4,600  DEERE & CO                                      243,225.00

                   AUTOMOBILE AND PARTS

      13,000  AUTOZONE INC                                    415,187.50
      26,500  COOPER TIRE & RUBBER                            546,562.50

       3,000  CUMMINS ENGINE INC                              153,750.00
       6,300  DANA CORP                                       337,050.00
         200  EATON CORP                                       15,550.00

      15,300  ECHLIN INC                                      750,656.25
      26,100  FORD MTR CO                                   1,539,900.00
       4,700  GENERAL MTRS CORP                               314,018.75

       2,950  GENUINE PARTS CO                                101,959.38
      10,160  NAVISTAR INTL CORP (NEW)                        293,370.00
       3,500  TENNECO INC (NEW)                               133,218.75

         600  TRW INC                                          32,775.00

                   ELECTRICAL

          20  AMP INC                                             687.50
       6,000  EMERSON ELEC CO                                 361,875.00
       3,700  HONEYWELL INC                                   309,181.25

       5,000  RAYCHEM CORP                                    147,812.50

                   ELECTRONICS

      24,500  ADVANCED MICRO-DEVICES                          418,031.25
      24,100  APPLIED MATLS INC                               710,950.00
     139,650  CISCO SYS INC                                12,856,528.13

      10,600  E G & G INC                                     318,000.00
      35,700  GENERAL ELECTRIC CO                           3,248,700.00
      20,600  GENERAL INSTRUMENT CORP                         560,062.50

       4,000  GENERAL SIGNAL CORP                             144,000.00
       4,500  HEWLETT PACKARD CO                              269,437.50
         500  KLA-TENCOR CORPORATION                           13,843.75

       3,300  LSI LOGIC CORP                                   76,106.25
      15,000  MICRON TECH                                     372,187.50
      11,400  NATIONAL SEMICONDUCTOR                          150,337.50

       5,600  NATIONAL SVC INDS                               284,900.00

      61,612  ORACLE CORPORATION                            1,513,344.75
       2,700  PERKIN ELMER CORP                               167,906.25

           1  RAYTHEON CO CL A                                     36.19
      77,100  RAYTHEON CO CL B                              4,558,537.50
      80,200  SEAGATE TECHNOLOGY INC                        1,909,762.50

       1,450  TEKTRONIX INC                                    51,293.75
      22,100  TEXAS INSTRUMENTS                             1,288,706.25
       6,900  THOMAS & BETTS CORP                             339,825.00


                   INDUSTRIAL MACHINERY
       3,900  AEROQUIP-VICKERS INC                            227,662.50

       1,000  BRIGGS & STRATTON CORP                           37,437.50
       4,400  CASE CORPORATION                                212,300.00
       2,000  CINCINNATI MILACRON INC                          48,625.00

       6,200  COOPER INDUS INC                                340,612.50
       9,600  DOVER CORP                                      328,800.00
      12,700  HARNISCHFEGER INDUS INC                         359,568.75

      24,700  INGERSOLL RAND CO                             1,088,343.75
         300  NACCO INDUS INC CL A                             38,775.00
      22,600  ROCKWELL INTL CORP W/I                        1,086,212.50


                   OFFICE EQUIPMENT AND SUPPLIES
      13,400  DELUXE CORP                                     479,887.50

      25,900  IKON OFFICE SOLUTIONS                           377,168.75
       2,900  XEROX CORP.                                     294,712.50

                   RUBBER

       6,203  GOODRICH B F CO                                 307,804.03
       4,500  GOODYEAR TIRE & RUBBER                          289,968.75


                   OTHER DURABLE GOODS
       5,300  CORNING INCORPORATED                            184,175.00

       2,100  CRANE CO                                        101,981.25
      11,700  ILLINOIS TOOL WORKS                             780,243.75
       7,200  MILLIPORE CORP                                  196,200.00

       7,000  MINNESOTA MNG & MFR                             575,312.50
      13,900  STANLEY WORKS                                   577,718.75

                   COMPUTERS AND SOFTWARE

      32,500  APPLE COMPUTER INC                              932,343.75
      10,400  BAY NETWORKS INC                                335,400.00

         100  CABLETRON SYSTEMS INC                             1,343.75
       5,200  CERIDIAN CORP                                   305,500.00
      37,070  COMPAQ COMPUTER CORP                          1,051,847.06

      21,862  COMPUTER ASSOC INTL INC                       1,214,707.38
       5,300  DATA GENL CORP                                   79,168.75
      87,600  DELL COMPUTER CORP                            8,130,375.00

       3,000  GATEWAY 2000                                    151,875.00
       1,100  HBO AND CO                                       38,775.00
     135,000  MICROSOFT CORP                               14,630,625.00

      74,600  NOVELL INC                                      951,150.00
       2,500  PARAMETRIC TECNOLOGY                             67,812.50
      18,300  SILICON GRAPHICS                                221,887.50

      23,200  SUN MICROSYSTEMS                              1,007,750.00
       8,500  UNISYS CORP                                     240,125.00

                   HOUSEHOLD FURN/APPLIANCES

       4,500  WHIRLPOOL CORP                                  309,375.00

                   TELECOMMUNICATIONS


      51,800  AIRTOUCH COMMUNICATIONS                       3,027,062.50
      10,487  ANDREW CORP                                     189,421.44

      17,100  ASCEND COMMUNICATIONS                           847,518.75
       3,100  CLEAR CHANNEL COMMUNICATI                       338,287.50
      11,400  DSC COMMUNICATIONS                              342,000.00

      33,448  LUCENT TECHNOLOGIES INC                       2,782,455.50
      89,400  MEDIAONE GROUP INC (NEW)                      3,928,012.50
     142,700  WORLDCOM INC                                  6,912,031.25


                   MISCELLANEOUS
      15,100  ALLIED-SIGNAL INC                               670,062.50

      13,600  BLACK & DECKER CORP                             829,600.00
      13,300  ITT INDUSTRIES INC                              497,087.50
       4,200  JOHNSON CTLS INC                                239,662.50

       5,775  PARKER HANNIFIN CORP                            220,171.88
       3,350  SNAP ON TOOLS CORP                              121,437.50
      22,700  THERMO ELECTRON CORP                            776,056.25


                     TOTAL DURABLE GOODS                  $96,337,530.99


   FINANCIAL                                       11.90%

                   BANKS

       9,771  BANC ONE CORP                                   545,327.19
       7,400  BANK NEW YORK INC                               449,087.50
       8,000  BANKAMERICA CORP                                691,500.00

       1,100  BB&T CORP                                        74,387.50
       3,660  CHASE MANHATTAN CORP NEW                        276,330.00
       4,200  CITICORP                                        626,850.00

       1,800  FIFTH THIRD BANCORP COM                         113,400.00
      18,588  FIRST UNION CORP                              1,082,751.00
       6,334  FLEET FINANCIAL GROUP INC                       528,889.00

      17,084  KEYCORP NEW                                     608,617.50
       7,962  MBNA CORP                                       262,746.00
       9,800  MELLON BANK CORP                                682,325.00

       2,000  MORGAN J P & CO                                 234,250.00
       9,800  NATIONAL CITY CORP                              695,800.00
      18,586  NATIONSBANK CORP                              1,421,848.13

      21,000  NORTHERN TRUST CO                             1,601,250.00
       7,130  NORWEST CORP                                    266,483.75
       9,200  PNC FINANCIAL                                   495,075.00

      15,300  SUMMIT BANCORP                                  726,750.00
       2,700  SUNTRUST BANKS INC                              219,543.75
      11,131  U.S. BANCORP                                    478,633.00

       6,901  WACHOVIA CORP                                   583,134.50
       1,500  WELLS FARGO & CO                                553,500.00

                   FINANCE COMPANIES

       1,300  AMERICAN EXPRESS CO                             148,200.00
      11,254  ASSOCIATES 1ST CAPITAL A                        865,151.25

       2,700  BENEFICIAL CORP                                 413,606.25
       2,600  COAST FEDERAL RTS                                39,325.00
       4,500  HOUSEHOLD INTL CORP                             223,875.00


                   HOLDING COMPANY
       1,000  EASTERN ENTERPRISES                              42,875.00

      28,466  MS, DW, DISCOVER & CO                         2,601,080.75

                   FIRE AND CASUALTY INSURANCE

         900  CHUBB CORP                                       72,337.50

       2,000  SAFECO CORP                                      90,875.00

                   INSURANCE

      16,113  AETNA INC                                     1,226,602.13
          64  ALLSTATE CORPORATION                              5,860.00

       7,900  AMERICAN INTL GROUP                           1,153,400.00
       8,900  AON CORP                                        625,225.00
       2,400  CIGNA CORP                                      165,600.00

      17,700  CINCINNATI FINANCIAL CORP                       679,237.50
      23,700  CONSECO INC                                   1,107,975.00
         800  HARTFORD FINANCIAL SVCS                          91,500.00

      16,200  MARSH & MCLENNAN CO.                            979,087.50
      12,210  MBIA INC                                        914,223.75
      34,900  MGIC INVT CROP                                1,991,481.25

      13,136  ST PAUL COS INC                                 552,533.00
      28,700  TORCHMARK CORP                                1,313,025.00
       9,300  TRANSAMERICA CORP                             1,070,662.50

      13,640  TRAVELERS GROUP INC                             826,925.00
      20,800  UNUM CORP.                                    1,154,400.00

                   LIFE INSURANCE

       3,997  AMERICAN GENERAL CORP                           284,536.44
       3,975  JEFFERSON PILOT CORP                            230,301.56

       2,100  LINCOLN NATL CORP IND                           191,887.50
      19,300  PROVIDIAN FINL CORP W/I                       1,516,256.25

                   REAL ESTATE

       5,100  FEDERAL NATL MTGE ASSN                          309,825.00

                   SAVINGS & LOANS

      13,068  AHMANSON H F & CO                               927,828.00
       2,200  GOLDEN WEST FINL CORP                           233,887.50


                   BROKERAGE
      13,700  BEAR STEARNS COS INC                            779,187.50

      32,400  FRANKLIN RESOURCES                            1,749,600.00
      21,800  LEHMAN BROS HLDGS INC                         1,690,862.50
       2,700  MERRILL LYNCH & CO                              249,075.00


                   MISCELLANEOUS
      21,475  WASHINGTON MUTUAL                               932,820.31


                         TOTAL FINANCIAL                  $40,669,609.76


   METALS AND MINING                                1.32%

                   ALUMINUM

       1,500  ALUMINUM CO AMER                                 98,906.25
       5,300  REYNOLDS METALS CO                              296,468.75

                   MINING

      20,500  HOMESTAKE MNG CO                                212,687.50
       1,800  PLACER DOME INC                                  21,150.00


                   STEEL
      23,482  ALLEGHENY TELEDYNE                              537,150.75

       6,200  ARMCO, INC.                                      39,525.00
      31,300  BETHLEHEM STEEL CORP                            389,293.75
       5,000  NUCOR CORP                                      230,000.00

       3,100  TIMKEN CO                                        95,518.75

      21,900  USX-US STEEL GROUP                              722,700.00
      22,500  WORTHINGTON INDS INC                            338,906.25


                   OTHER METALS
       2,400  ASARCO INC                                       53,400.00

      88,400  BATTLE MOUNTAIN GOLD CL A                       524,875.00
      26,123  NEWMONT MNG CORP                                617,155.88
       2,400  PHELPS DODGE CORP                               137,250.00


                   MINERALS
      13,900  CYPRUS AMAX MINERALS CO                         184,175.00


                 TOTAL METALS AND MINING                   $4,499,162.88


   COLLECTIBLES & PRECIOUS MATERIALS                0.03%

                   GOLD-DIAMOND-GEMS

       6,500  FREEPORT-MCMORAN COPPER-B                        98,718.75

 TOTAL COLLECTIBLES & PRECIOUS MATERIALS                      $98,718.75


   OIL-ENERGY                                       3.94%

                   OIL & GAS PRODUCERS

      15,100  AMERADA HESS CORP                               820,118.75
       9,200  AMOCO CORP                                      382,950.00

       1,400  APACHE CORP                                      44,100.00
       5,500  COASTAL CORP                                    383,968.75
       2,000  HELMERICH & PAYNE INC.                           44,500.00

         800  MCDERMOTT INTL INC                               27,550.00
       7,300  OCCIDENTAL PETROLEUM                            197,100.00
       6,100  ROWAN COS INC                                   118,568.75

      39,806  UNION PACIFIC RESOURCES                         699,092.88

                   NATURAL RESOURCES

      29,800  DRESSER INDUS INC                             1,313,062.50
       2,500  KERR MCGEE CORP                                 144,687.50
       5,100  ONEOK INC                                       203,362.50

       8,600  WILLIAMS COS INC-DEL                            290,250.00

                   OIL EQUIPMENT, WELLS & SVCS

       5,400  ASHLAND, INC                                    278,775.00
      31,000  BAKER HUGHES INC                              1,071,437.50
      21,300  HALLIBURTON CO                                  949,181.25

       3,500  WESTERN ATLAS INC                               297,062.50

                   OIL - DOMESTIC

      34,177  BURLINGTON RESOURCES INC                      1,471,747.06
       8,800  PENNZOIL CO                                     445,500.00
       4,100  PHILLIPS PETE CO                                197,568.75

       7,100  UNOCAL CORP                                     253,825.00

                   OIL - INTERNATIONAL

       2,400  ATLANTIC RICHFIELD CO                           187,500.00
       9,300  CHEVRON CORP                                    772,481.25
      22,200  EXXON CORP.                                   1,583,137.50

       7,300  MOBIL CORP                                      559,362.50
       6,200  ORYX ENERGY COMPANY                             137,175.00
       6,400  SUN CO INC                                      248,400.00

       5,658  TEXACO INC                                      337,711.88


                        TOTAL OIL-ENERGY                  $13,460,176.82


   RETAIL                                           6.29%

                   DEPARTMENT STORES

      42,800  CVS CORP                                      1,666,525.00
      10,800  DAYTON HUDSON CORP                              523,800.00

       1,800  DILLARDS INCORPORATED                            74,587.50
       3,100  HARCOURT GENERAL INC                            184,450.00
      13,800  K MART                                          265,650.00

       7,500  MAY DEPT STORES CO                              491,250.00
       6,800  MERCANTILE STORES                               536,775.00
       7,000  PENNEY JC INC                                   506,187.50

      11,800  SEARS ROEBUCK & CO                              720,537.50
      18,700  WAL MART STORES INC                           1,136,025.00
      22,200  WINN-DIXIE STORES INC                         1,136,362.50


                   GROCERY
       4,300  ALBERTSON'S INC                                 222,793.75

      38,300  AMERICAN STORES CO                              926,381.25
       3,500  GIANT FOOD INC                                  150,718.75
       1,600  GREAT ATLANTIC & PAC TEA                         52,900.00

      17,800  KROGER CO                                       763,175.00
      11,800  SUPERVALUE INC                                  523,625.00

                   OTHER RETAIL

      19,900  CIRCUIT CITY STORES                             932,812.50
      28,477  COSTCO COMPANIES INC                          1,795,830.81

       1,200  LONGS DRUG STORES CORP                           34,650.00
      24,400  LOWES COS INC                                   989,725.00
       5,000  PEP BOYS-MAN, MO, JACK                           94,687.50

      30,300  RITE AID CORP                                 1,138,143.75
      24,700  TANDY CORP                                    1,310,643.75
      48,700  TOYS R US                                     1,147,493.75


                   SPORTING GOODS
      11,900  REEBOK INTL LTD                                 329,481.25

       1,800  RUSSELL CORP                                     54,337.50

                   APPAREL

      14,250  GAP INC                                         878,156.25
       3,100  NORDSTROM INC                                   239,475.00

                   MISCELLANEOUS

      42,100  TYCO INTERNATIONAL LTD                        2,652,300.00


                            TOTAL RETAIL                  $21,479,480.81

   UTILITIES                                        6.58%


                   ELECTRIC
      30,700  AMEREN CORP                                   1,220,325.00

       4,700  AMERICAN ELEC PWR INC                           213,262.50
       2,400  BALTIMORE GAS & ELEC                             74,550.00
      13,900  CAROLINA PWR & LT CO                            602,912.50

      25,500  CENTRAL & SOUTH WEST CORP                       685,312.50
       6,585  CINERGY CORP                                    230,475.00
      12,400  CONSOLIDATED EDISON INC                         571,175.00

      10,100  DOMINION RES INC-VA                             411,575.00

       3,377  DUKE POWER CO                                   200,087.25
      16,800  ENTERGY CORP NEW                                483,000.00

       2,400  FPL GROUP INC                                   151,200.00
       3,300  GPU INC                                         124,781.25
       7,790  HOUSTON INDS INC                                240,516.25

      11,000  NIAGARA MOHAWK PWR                              164,312.50
       4,500  NORTHERN STS PWR CO                             128,812.50
       5,100  PACIFICORP                                      115,387.50

      21,200  PECO ENERGY                                     618,775.00
      14,100  PG&E CORP                                       445,031.25
       2,500  PP&L RESOURCES INC                               56,718.75

      35,200  PUBLIC SVC ENTERPRISE GRP                     1,212,200.00
      33,974  SBC COMMUNICATIONS INC                        1,358,960.00
      17,900  SOUTHERN CO                                     495,606.25

       5,600  UNICOM CORP                                     196,350.00

                   GAS

      12,300  COLUMBIA GAS SYS INC                            684,187.50
       7,900  CONSOLIDATED NATL GAS                           465,112.50
       7,400  ENRON CORP                                      400,062.50

       7,800  NICOR INC                                       312,975.00
       6,200  PEOPLES ENERGY CORP                             239,475.00
       4,900  SONAT INC                                       189,262.50

       1,832  TEXAS UTILITIES CO                               76,257.00

                   TELEPHONE

      27,900  A T & T                                       1,593,787.50
       7,000  ALLTEL CORP                                     325,500.00
      27,176  BELL ATLANTIC CORP                            1,239,905.00

      28,000  BELLSOUTH CORP                                1,879,500.00
      13,700  FRONTIER CORP                                   431,550.00
      14,300  GTE CORP                                        795,437.50

       8,000  SPRINT CORP                                     564,000.00
      13,942  US WEST INC (NEW)                               655,251.16

                   WASTE DESPOSAL

      16,200  BROWNING FERRIS IND                             562,950.00
      16,900  WASTE MANAGEMENT INC                            591,500.00


                   MISCELLANEOUS
      52,973  SEMPRA ENERGY                                 1,470,005.75


                         TOTAL UTILITIES                  $22,478,044.91


   MISCELLANEOUS                                   14.14%

                   BROADCAST/COMMUNICATIONS

      24,900  CBS CORP                                        790,575.00
      58,600  COMCAST CORP CL A SPL                         2,378,793.75
       1,200  GANNETT CO., INC                                 85,275.00

     132,300  MCI COMMUNICATIONS                            7,689,937.50
      64,400  MOTOROLA INC                                  3,385,025.00
      36,000  TELE COMM. INC CL A                           1,383,750.00

      17,600  VIACOM INC CL B NON VTG                       1,025,200.00

                   BUSINESS SERVICES

       3,700  AUTODESK INC                                    142,912.50
       8,600  AUTOMATIC DATA PROC                             626,725.00
       5,500  BLOCK H&R INC                                   231,687.50

      36,963  CENDANT CORP                                    771,602.63

      16,300  COMPUTER SCIENCES CORP                        1,043,200.00
       6,700  DONNELLEY RR & SONS                             306,525.00

       4,100  DOW JONES & CO                                  228,575.00
      12,700  DUN & BRADSTREET                                458,787.50
      37,600  E M C CORP                                    1,684,950.00

      24,100  ECOLAB INC                                      747,100.00
      10,000  FIRST DATA CORP                                 333,125.00
       5,400  GRAINGER W W INC                                268,987.50

       6,900  INTERPUBLIC GROUP COS                           418,743.75
      18,300  OMNICOM GROUP INC                               912,712.50
       4,600  SCIENTIFIC-ATLANTA                              116,725.00

      18,900  SERVICE CORP INTL                               810,337.50
       9,100  THREE COM CORP                                  279,256.25

                   FOOD SERVICE

      17,900  DARDEN RESTAURANTS INC                          284,162.50
       9,300  MCDONALDS CORP                                  641,700.00

      23,800  PHILLIP MORRIS CO INC                           937,125.00
      24,360  TRICON GLOBAL RESTAURANTS                       771,907.50
       5,500  WENDYS INTL INC                                 129,250.00


                   HOTEL & MOTEL
      18,500  HILTON HOTELS CORP                              527,250.00

      22,600  MARRIOTT INTL CL A                              731,675.00

                   HOUSING

       1,600  PULTE CORP                                       47,800.00

                   MED SERV & SUPPLIES

      17,300  BIOMET INC                                      571,981.25
      78,900  HEALTHSOUTH CORPORATION                       2,105,643.75
       2,400  HUMANA INC                                       74,850.00

       4,400  MANOR CARE INC                                  169,125.00
      60,400  MEDTRONIC INC                                 3,850,500.00
       1,400  SHARED MEDICAL SYS CORP                         102,812.50

       6,750  ST. JUDE MED INC.                               248,484.38

                   REAL ESTATE

       3,500  CENTEX CORP                                     132,125.00

                   TRANSPORTATION

       1,703  BURLINGTON NRTHN SANTA FE                       167,213.31
       1,600  CSX CORP                                         72,800.00
       5,300  DELTA AIR LINES INC                             685,025.00

      11,540  FDX CORP                                        724,135.00
       2,100  FLEETWOOD ENTERPRISES                            84,000.00
       5,600  NORFOLK SOUTHERN CORP                           166,950.00

      11,900  PACCAR INC                                      621,775.00
       4,200  RYDER SYSTEMS INC                               132,562.50
      29,900  SOUTHWEST AIRLINES CO                           885,787.50

      19,100  U S AIR GROUP                                 1,513,675.00
       7,800  UNION PACIFIC CORP                              344,175.00

                   MISCELLANEOUS

      35,700  COGNIZANT CORP                                2,249,100.00
      11,700  MALLINCKRODT (NEW)                              347,343.75

         600  SCHLUMBERGER                                     40,987.50
      23,400  WARNER-LAMBERT                                1,623,375.00

                   TELECOMMUNICATIONS


      10,000  360 COMMUNICATIONS CO                           320,000.00
      16,600  AMERITECH CORP NEW                              744,925.00

       3,600  HARRIS CORP-DEL                                 160,875.00

                     TOTAL MISCELLANEOUS                  $48,331,605.32


                                                    0.22%



      20,326  CONSOLIDATED STORES INC                         736,817.50


                                  TOTAL                      $736,817.50

   UTILITIES                                        0.05%


                   ELECTRIC
       4,200  DTE ENERGY COMPANY                              169,575.00


                         TOTAL UTILITIES                     $169,575.00


                                        TOTAL COMMON STOCK      $337,699,044.76

OTHER

                                                    1.17%

                   CASH EQUIVALENTS

   3,998,800  AIM SHORT TERM INV SER 2                      3,998,799.50


                                  TOTAL                    $3,998,799.50


                                               TOTAL OTHER        $3,998,799.50


            TOTAL INVESTMENTS -                100.00%          $341,697,844.26
            (cost $173,902,923)


            See accompanying notes